Exhibit 99.5

July 8, 2015

VIA FACSIMILE AND OVERNIGHT DELIVERY

Christopher & Banks Corporation

2400 Xenium Lane North

Plymouth, MN 55441

Attn: Luke R. Komarek, General Counsel and Corporate Secretary

Re:	Demand for Inspection of Books and Records of Christopher & Banks Corporation Pursuant to 8 Del. C. 220 (the “Demand”)

Dear Mr. Komarek:

Macellum Advisors GP, LLC and its affiliated funds (“Macellum”) own approximately 5.1% of the outstanding common stock of Christopher & Banks Corporation (the “Company” or “Christopher & Banks”). Pursuant to Section 220 of the Delaware General Corporation Law (the “DGCL”), Macellum hereby demands that the Company make available for inspection and copying the Books and Records of the Company described in Exhibit 1.1 As evidence of Macellum’s ownership, enclosed with this letter is an affidavit attaching as exhibits Macellum’s most recent brokerage statement and Schedule 13D filed with the Securities and Exchange Commission.

This Demand seeks Books and Records of the Company regarding large sales of the Company’s stock by certain of the Company’s directors in the weeks prior to the Company’s announcements on October 7, 2014 and December 4, 2014 that it would be lowering its guidance. Following the announcements, the price of the Company’s stock dropped by 26% and 28%, respectively.

[1]	For purposes of this demand, the term “Books and Records” means all documents and other nonverbal methods of information storage of any nature whatsoever referring or relating to the listed topic, including, but not limited to, memoranda, board minutes, telephone records, diaries, data compilations, emails and other correspondence authored by or received by any of the Company’s directors, officers or other employees.

Background Facts

I.	Trading by Anne Jones, Paul Snyder and David Levin Prior

to the October 7, 2014 Announcement

On October 7, 2014, the Company meaningfully lowered its guidance and the Company’s stock price fell 26%. Between September 5 and September 12, 2014, just a few weeks before this precipitous drop, three of the Company’s directors sold a total of 83,000 shares of Christopher & Banks stock.

On September 8, 2014, Anne Jones, a director of the Company, filed a Form 4 with the SEC disclosing the sale of 40,000 shares of Christopher & Banks stock on September 5, 2014 for an average of $10.67 per share. The shares Jones sold represented 31% of the amount of Christopher & Banks shares she owned prior to the sale. The sale of the 40,000 shares was out of proportion with Jones’s prior trading practices and the Form 4 did not indicate that the shares were traded pursuant to a 10b5-1 plan. Indeed, Jones had only disposed of Christopher & Banks shares once before on June 22, 2006.

Also on September 8, 2014, Paul Snyder, a director of the Company, filed a Form 4 with the SEC disclosing the sale of 20,000 shares of Christopher & Banks stock on September 5, 2014 for an average of $10.56 per share. The shares Snyder sold represented 16% of the Christopher & Banks shares he owned prior to the sale. Since joining the Board in May of 2010, Snyder had never before sold Christopher & Banks shares and the Form 4 did not indicate that the shares were traded pursuant to a 10b5-1 plan.

On September 15, 2014, David Levin, a director of the Company, filed a Form 4 with the SEC disclosing a sale of 14,480 shares of Christopher & Banks stock on September 11, 2014 for an average of $10.58 per share and the sale of an additional 6,020 shares of Christopher & Banks stock on September 12, 2014 for an average of $10.59 per share. On September 18, 2014, Levin filed an additional Form 4 disclosing that he provided a gift of another 2,500 shares to a charitable organization on September 12, 2014. The 23,000 shares that Levin disposed of over September 11-12 represented 36% of the Christopher & Banks shares he owned prior to the sales. Levin had made only one prior sale of his holdings, which took place in January 2014. The Form 4 filed on September 15, 2014 did not indicate that the shares were traded pursuant to a 10b5-1 plan.

Within weeks of the Directors’ sales, the price of Christopher & Banks shares began a steady descent downward to $9.10 at the close of trading on October 6, 2014, the day before the Company’s catastrophic October 7 earnings announcement. Before the open on October 7, 2014, the Company issued a press release announcing that it would be materially lowering its total net sales guidance for the third quarter of fiscal 2014 from a range of $122 million to $124 million to a range of $114 million to $118 million (the “October 7 Press Release”). The Company attributed the decline in sales to “softness in mall traffic,” “lower than expected sales from its September fashion show,” and “late receipts associated with the West Coast port disruptions.” Following the announcement, the price of Christopher & Banks shares fell 26% from $9.10 at the close on October 6 to $6.76 at the open on October 7.

By selling in early-to-mid September 2014, when the price of Christopher & Banks shares was at its highest and just days before the price began to slide into the October 7 announcement, Levin, Snyder, and Jones collectively avoided over $300,000 in losses. Given the size of the sales in comparison to the directors’ past trading practices and the devastating nature of the news announced just a few weeks later, there is a credible basis to suspect that Levin, Snyder, and Jones may have sold stock while in possession of material nonpublic information that was soon to be released, in breach of their fiduciary duties.

II.	Trading by Mark Cohn Prior to the December 4, 2014 Announcement

On its December 4, 2014 earnings call for the third quarter of fiscal 2014, the Company’s management announced that it was pushing back its previously announced operating margin target by a full year and that it was setting its fourth quarter guidance below analyst expectations (the “December 4 Announcement”). The announcement caused the Company’s stock to fall another 28% to a low of $4.85.

Just seven trading days before the regularly scheduled third quarter December 4 Earnings Announcement, on November 25, 2014, Mark Cohn, a director of the Company, filed a Form 4 with the SEC indicating that he had transferred 25,000 shares of Christopher & Banks stock pursuant to a divorce decree on November 21, 2014, when the price closed at $7.10. The shares Cohn transferred represented a massive 43% of the Christopher & Banks shares he owned prior to the transfer. By transferring the shares just a few days prior to the December 4 Announcement, the fair market value of Cohn’s transfer (on the date of the transfer), was approximately $53,750 higher than it would have been had he waited until after the close on December 4 to make the transfer.

Given the size of the transfer, as well as the nature of the news announced just a few days after the transfer, there is a credible basis to suspect that Cohn may have disposed of stock while in possession of material nonpublic information that was soon to be released, in breach of his fiduciary duties.

Proper Purpose

As explained more fully below, the purposes of the demanded inspection are:

1.	To investigate potential wrongdoing, mismanagement and breaches of fiduciary duties by members of the Company’s board of directors or others in connection with trading in the Company’s securities;

2.	To determine whether the current directors are fit to continue serving on the Company’s board of directors; and

3.	To take appropriate action in the event certain directors or others did not properly discharge their fiduciary duties, including the preparation or commencement of a proxy solicitation regarding proposals to reform certain of the Company’s practices and procedures or to replace certain of the Company’s directors.

According to 8 Del. C. § 220(b)(2), a “proper purpose” shall mean a purpose reasonably related to such person’s interest as a stockholder. Under Delaware law, it is well established that a stockholder’s “desire to investigate wrongdoing or mismanagement is a ‘proper purpose’” for a books and records demand. Seinfeld v. Verizon Commc’n Inc., 909 A.2d 117, 121 (Del. 2006) (citing Nodana Petroleum Corp. v. State ex rel. Brennan, 123 A.2d 243, 246 (Del. 1956)). Investigating mismanagement is proper “because where the allegations of mismanagement prove meritorious, investigation furthers the interest of all stockholders and should increase stockholder return.” Id. (citing Saito v. McKesson HBOC, Inc., 806 A.2d 113, 115 (Del. 2002)).

Stockholders may use information about corporate mismanagement, waste or wrongdoing in several ways. For example, they may “seek an audience with the board [of directors] to discuss proposed reform or, failing in that, they may prepare a stockholder resolution for the next annual meeting, or mount a proxy fight to elect new directors.” Id. at 119-20 (quoting Saito v. McKesson HBOC, Inc., 806 A.2d 113, 117 (Del. 2002)). These possible courses of action are well within a stockholder’s rights under Delaware law, and thus gathering information for this purpose is proper.

Books and Records Sought

Accordingly, Macellum hereby demands the right to inspect and copy the Books and Records of the Company described in Exhibit 1.

Macellum hereby demands that: (1) originals or attested copies of the foregoing documents and records be made available for inspection and copying by Macellum, its designated representatives, or its attorneys or agents during usual business hours, beginning no later than five business days after the Company receives this letter, and continuing from day to day thereafter during usual business hours until the inspection is completed, or (2) the Company deliver copies of such records, within five business days after receipt of this letter, to the attention of the Company’s counsel, Douglas Rappaport, at the law firm of Akin Gump Strauss Hauer & Feld LLP, One Bryant Park, New York, NY 10036, Telephone: 212-872-7412. Macellum will reimburse reasonable copy costs if the documents are sent to Macellum’s counsel.

Please promptly advise Mr. Rappaport on or prior to the expiration of five business days after the date this demand is received by the Company, when and where the items demanded above will be made available to the Company, its designated representatives, or its attorneys or agents or, in lieu thereof, when copies of such items will be delivered to Macellum’s counsel.

I hereby affirm that the purposes for the demanded inspection as set forth above constitute a true and accurate statement of the reasons Macellum seeks to review the demanded books and records, and that such Demand is made in good faith. These purposes are both proper and reasonably related to its interest as a stockholder of the Company.

Enclosed is a power of attorney appointing Akin Gump Strauss Hauer & Feld LLP to act as an agent for the above-listed documents.

Very truly yours,

Macellum Advisors GP, LLC

/s/ Jonathan Duskin
Jonathan Duskin
Authorized Signatory

Enclosures

cc:	Paul L. Snyder, Chairman
LuAnn Via, President and Chief Executive Officer
Douglas Rappaport, Esq., Counsel for Macellum Advisors GP, LLC

EXHIBIT 1

1.	All Board Materials created between July 1, 2014 and December 31, 2014 that concern, raise or discuss trends in mall traffic, sales and productivity measurements from the MPW conversions, sales from the September fashion show, or late receipts associated with the West Coast port disruptions[2];

2.	All weekly and monthly reports of same-store sales, total sales, and margins prepared for the Company’s CEO between July 1, 2014 and December 31, 2014.

3.	All Board Materials that concern, raise or discuss the October 7 Press Release or the need to revise the Company’s guidance for the third quarter of fiscal 2014;

4.	All Board Materials that concern, raise or discuss the Company’s quarterly financial results that were released on December 4, 2014;

5.	All Board Materials created between July 1, 2014 and December 31, 2014 that discuss the timing of achieving the Company’s long-term goals and financial targets.

6.	All Board Materials that concern, raise or discuss the December 4 Announcement or the need to revise the Company’s operating margin target or guidance for the fourth quarter of fiscal year 2014;

7.	Documents sufficient to identify how and when Board members are made aware of the Company’s weekly/monthly/quarterly/annual operating and financial results, including any internal controls and/or policies concerning the same;

8.	Documents sufficient to identify the Company’s internal controls, policies and procedures related to the preparation of the Company’s press releases regarding its financial results or financial outlook;

9.	Documents sufficient to identify how and when Board members are made aware of the Company’s financial outlook, including any internal controls and/or policies concerning the same;

10.	Documents sufficient to identify the Company’s internal controls, policies, and procedures related to the trading of the Company’s securities by Company insiders prior to the release of material information to the public, including any internal controls, policies, or procedures that were in place as of September 2014 and/or December 2014;

11.	Documents sufficient to identify the dates of any Board meetings and Board conference calls;

[2]	The term “Board Materials” as used herein means all documents concerning, related to, provided at, considered at, discussed at, or prepared or disseminated in connection with any meeting of the Company’s board of directors or any regular or specially created committee thereof, including all presentations, board packages, recordings, agendas, summaries, memoranda, transcripts, notes, minutes of meetings, drafts of minutes of meetings, exhibits distributed at meetings, summaries of meetings or resolutions.

12.	Documents sufficient to identify the dates and times of all meetings and calls between Paul Snyder and the Company’s senior executives, including LuAnn Via, Peter Michielutti, Michelle Rice, Monica Dahl, and Lynn Derry, during August and September 2014; and

13.	A copy of any 10b5-1 trading plans established by Jones, Snyder, Levin or Cohn.

AFFIDAVIT

STATE OF NEW YORK	)
	)	ss.
COUNTY OF NEW YORK	)

I, Jonathan Duskin, being duly sworn upon oath, depose and state as follows:

1. I am an authorized signatory of Macellum Advisors GP, LLC and/or its affiliates (collectively, “Macellum”). Macellum is the beneficial owner of 1,912,588 shares of the common stock of Christopher & Banks Corporation. (the “Company”).

2. I am authorized on Macellum’s behalf to make the accompanying demand for the Company’s Books and Records pursuant to DGCL Section 220.

3. The rights of Macellum in the 1,912,588 shares of stock of the Company have not been sold, assigned, hypothecated, pledged or otherwise transferred or disposed of to anyone whomsoever.

4. The facts and statements contained in Macellum’s stockholder demand for inspection of books and records, dated July 8, 2015, are true and correct to the best of my knowledge.

5. Attached as Exhibit A to this Affidavit are true and correct brokerage statements reflecting that Macellum owns 1,912,588 shares of the Company’s common stock.

6. Attached as Exhibit B to this Affidavit is a true and correct copy of the Schedule 13D filed by Macellum with the United States Securities and Exchange Commission on April 1, 2015 reflecting, among other things, that Macellum owns 1,912,588 shares of the Company’s common stock.

I affirm, under penalty of perjury under the laws of the United States and the State of New York, that the foregoing statements are true and correct to the best of my knowledge and belief.

Dated: July 8, 2015

/s/ Jonathan Duskin
Jonathan Duskin

SWORN TO AND SUBSCRIBED

before me this 08 day of July, 2015

/s/ Hilda Ortiz
NOTARY PUBLIC

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS that the undersigned hereby constitutes, designates and appoints Douglas Rappaport of the law firm of Akin Gump Strauss Hauer & Feld LLP, and his partners, associates, employees and any other persons to be designated by him as the undersigned’s true and lawful attorney-in-fact and agent, and in the undersigned’s name, place and stead, in any and all capacities, to conduct the inspection and copying of the books and records demanded in Macellum Advisors GP, LLC’s stockholder demand for inspection of books and records pursuant to DGCL Section 220, dated July 8, 2015.

IN WITNESS THEREOF, the undersigned has executed this instrument effective as of July 8, 2015.

Macellum Advisors GP, LLC

/s/ Jonathan Duskin
By: Jonathan Duskin

SWORN TO AND SUBSCRIBED

before me this 08 day of July, 2015

/s/ Hilda Ortiz
NOTARY PUBLIC